Via EDGAR and Federal Express
June 22, 2011
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oiltanking Partners, L.P. Amendment No. 2 to Registration Statement on Form S-1 Filed June 6, 2011 File No. 333-173199
Ladies and Gentlemen:
     Set forth below are the responses of Oiltanking Partners, L.P., a Delaware limited partnership (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 17, 2011, with respect to the Partnership’s Registration Statement on Form S-1, File No. 333-173199, initially filed with the Commission on March 31, 2011 (the “Registration Statement”).
     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, we will hand deliver three full copies of Amendment No. 3, as well as three copies of Amendment No. 3 that are marked to show all changes made since the filing of Amendment No. 2 to the Registration Statement.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 3 unless otherwise specified.
Amendment No. 2 to Registration Statement on Form S-1
Cash Distribution Policy and Restrictions on Distributions, page 42
Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2012, page 47
1. Please refer to the following sentences at page 51: “This amount includes approximately $15.0 million in selling, general and administrative expenses associated with services provided by OT Services pursuant to a services agreement to be entered into at the closing of this offering. Pursuant to the terms of the services agreement, this amount cannot
Oiltanking North America
15631 Jacintoport Blvd. • Houston, Texas 77015 • Tel. 281-457-7900 • Fax 281-457-7990

exceed $17.0 million annually, subject to adjustment for inflation and the growth of our business.” Please clarify your references to “this amount,” as it is not readily apparent to which amount you are referring. Similar disclosure appears at page 49 in footnote (1) to the table.
     Response:
     We estimate that our selling, general and administrative (“SG&A”) expenses for the 12 months ending June 30, 2012 will be $19.1 million. This $19.1 million in estimated SG&A expenses includes approximately $15.2 million to be reimbursed to OT Services for specified services necessary to run our business. Pursuant to a services agreement to be entered into with OT Services at the closing of our offering, OT Services may not charge us more than $17.0 million annually for its provision of these specified SG&A services, subject to adjustment for inflation and the growth of our business. The additional $3.9 million in total estimated SG&A expenses consists of approximately $3 million in external expenses we will incur as a result of becoming a publicly traded partnership, including expenses associated with annual and quarterly reporting, tax returns and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relation expenses and registrar and transfer agent fees. To the extent OT Services incurs expenses associated with these matters on our behalf, we will reimburse them under the services agreement, with such reimbursement obligation not subject to any cap. The remaining $0.9 million in estimated SG&A expenses consists of SG&A expenses pursuant to the services agreement that are not subject to the cap amount as well as existing external expenses that do not fall under the services agreement and will be directly charged to the Partnership.
     We have revised the disclosure on page 51 to clarify the disclosure regarding reimbursement by the Partnership to OT Services for selling, general and administrative services pursuant to the services agreement in a manner consistent with the preceding paragraph. In addition, we continue to include a cross-reference to the full description of the material terms of the services agreement. In order to minimize repetition, we have removed the similar disclosures from the footnote on page 49.
Executive Officer Compensation, page 114
2. We note that the employment agreements with your executive officers have not yet been entered into. We also note that you have not yet adopted the long term incentive plan. It is still the staff’s view that such information should be provided to the Partnership’s investors as 75% of the executives’ time will be devoted to the business of the Partnership and the Partnership is obligated to reimburse the General Partner for the compensation earned by those executives. Please confirm that you will revise the prospectus to provide such information if the employment agreements or LTIP are finalized before the closing of the offering or, if they are adopted subsequent to the closing, in your filings under the Exchange Act.
     Response:
     We acknowledge the Staff’s comment and undertake to file as an exhibit to the Registration Statement each employment agreement, the LTIP and any related documents that
Oiltanking North America
15631 Jacintoport Blvd. • Houston, Texas 77015 • Tel. 281-457-7900 • Fax 281-457-7990

are finalized before closing of the offering. Any such arrangements finalized prior to the closing of the offering would also be appropriately described in the prospectus contained in the Registration Statement. In addition and/or in the alternative, we also undertake to file any subsequently adopted employment agreements or other compensation arrangements, upon adoption, in our filings under the Exchange Act.
     We currently expect that the LTIP will be adopted in connection with the closing of the offering. We have filed the Form of LTIP as exhibit 10.3 to Amendment No. 2. We will file a definitive version of the document upon its adoption.
     We currently do not expect any employment agreements to be finalized prior to the closing of the offering. When such agreements have been finalized and executed, we will promptly file them with the Commission as an exhibit to a Current Report on Form 8-K. We have revised the disclosure on page 114 to state that we do not expect to finalize employment agreements with executive officers prior to the closing of the offering.
Unaudited Pro Forma Condensed Combined Financial Statements, page F-1
3. We note that you revised your pro forma statements of income to include an adjustment for selling, general and administrative costs which you expect to incur pursuant to the services agreement with OT Services. Tell us how you determined the adjustment amount and explain how this is consistent with your agreement to reimburse OT Services only for those expenses which are incurred on your behalf, up to a maximum amount. If the adjustment amount is not factually supportable, you may need to revise the presentation to conform to the guidance in Rule 11-02(b)(6) of Regulation S-X.
     Response:
     Upon further review, we have elected to remove the $2 million in pro forma adjustments to our SG&A expense in our pro forma financial information. Accordingly, we have eliminated Note L on page F-7.
     The impact of this $2 million reduction in SG&A expense allocation is, however, taken into account in our estimated total net increase in SG&A expense of $4.8 million reflected in our Estimated Cash Available for Distribution for the year ended December 31, 2010 and the twelve months ended March 31, 2011 presented on page 46. This $4.8 million increase includes a net increase of $1.8 million of internal SG&A expense and $3.0 million of expected external SG&A expense. In footnote 4 to such table on page 47, we describe that internal SG&A expense is expected to have a net increase of $1.8 million, consisting of an increase of $3.8 million in expenses to support our business and growth partially offset by a reduction of $2.0 million to reflect the way in which expenses will be allocated under our services agreement. In addition, our estimated total net increase in SG&A expense in our Estimated Cash Available for Distribution for such periods includes approximately $3 million in external expenses we will incur as a result of becoming a publicly traded partnership, including expenses associated with annual and quarterly reporting, tax returns and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE,
Oiltanking North America
15631 Jacintoport Blvd. • Houston, Texas 77015 • Tel. 281-457-7900 • Fax 281-457-7990

independent auditor fees, legal fees, investor relation expenses and registrar and transfer agent fees.
     Finally, we wanted to advise you that in connection with reviewing the Staff’s comment related to the adjustments to historical SG&A expenses contained in our pro forma financial statements, it came to our attention that we had not conformed our projected SG&A expenses for the twelve months ending June 30, 2012 to accurately reflect our pro forma historical SG&A expenses. In particular, we have reduced our projected SG&A expenses by approximately $1.3 million to reflect our pro forma elimination of $1.3 million of SG&A expenses resulting from the transfer of a non-pension postretirement benefit plan historically sponsored by Oiltanking Predecessor, to OTA in connection with this offering. This reduction in projected SG&A expenses is described in Note K on page F-7.
     As a result of this $1.3 million reduction in projected SG&A expenses for the twelve months ending June 30, 2012, our projected cash available for distribution for the corresponding period has increased, resulting in minor adjustments to the terms of our offering, particularly the number of units to be issued to OTA and its affiliates in the transactions related to the offering.
     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement to Gillian A. Hobson at Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours, OTLP GP, LLC
By:	/s/ Kenneth F. Owen
Kenneth F. Owen
Chief Financial Officer

Enclosures

cc:	Alexandra Ledbetter, Securities and Exchange Commission
Carlin G. Conner, OTLP GP, LLC
David Palmer Oelman, Vinson & Elkins L.L.P.
G. Michael O’Leary, Andrews Kurth LLP
Gislar Donnenberg, Andrews Kurth LLP
Oiltanking North America
15631 Jacintoport Blvd. • Houston, Texas 77015 • Tel. 281-457-7900 • Fax 281-457-7990